FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Presents its 2-Year Plan

2006 Targets and Success Criteria

Paris, November 30th, 2004 – Frank Dangeard, Chairman & CEO of Thomson (Euronext Paris: 18453, NYSE:TMS), together with members of the Group’s Executive Committee, present today Thomson’s 2-Year Plan with accompanying roadmaps and 2006 targets for each of the Group’s strategic priorities. The business consequences of the Plan include an adjusted organization effective as of January 1st 2005 and the creation of a Scientific Council. The 2-Year Plan in its entirety was presented to and approved by the Board of Directors on November 23rd.

I. 2-Year Plan, 2006 Strategic Priorities, Roadmaps and Targets

Thomson’s 2-Year Plan is designed to complete the transformation of Thomson into a Group with higher-growth, higher-return activities, entirely focused on serving the Media & Entertainment industries.

Thomson foresees significant growth opportunities up to 2010 in this context. Technology, and customer needs and behavior, will evolve in the context of the increasing pervasiveness of digital content creation and distribution.

The Group has made assessments of the evolution of its businesses up to 2010 and translated these into its 2006 Strategic Priorities. Each of these has corresponding roadmaps and 2006 targets which deliver Thomson’s 2-Year Plan:

1)	Media & Entertainment Clients: Broaden offering to existing Media & Entertainment clients and expand client base, including Asia.

2006 targets:

•	Double the number of clients with whom the Group generates over €25 million in sales;

•	Double the size of the Group’s addressable markets by developing the appropriate skills/competencies;

•	Add at least five new revenue-generating activities to the Group’s portfolio.

2)	Technology: Focus on media technologies, and raise Thomson’s profile in technology-related debates and industry choices.

2006 targets:

•	Define a strategic vision of the technology future;

•	Double revenues in technology from the current €150 million (silicon solutions, software and technology solutions; i.e. excluding licensing, which remains fundamental for the Group);

•	Increase core research budget by 50% in each of 2005 and 2006.

3)	Electronic Content: Position Thomson for growth in electronic content management and distribution.

2006 targets:

•	Generate additional revenues of €0.5bn – €1bn in six identified business opportunities;

•	Continue developing Intellectual Property assets and some of the core technologies.

4)	Internet Protocol (IP) Devices and Solutions: Lead in Internet Protocol devices and solutions, and home networking.

2006 targets:

•	Become world leader in IP devices and solutions for video applications;

•	At least double direct revenue with telecom operators/Internet Service Providers.

II. Business Consequences

Financial framework

In the framework of its 2-Year Plan, Thomson has significant revenue generating business units which will remain “locomotives” for growth: physical media (film and DVD), and Access Platforms & Gateways/Set-Top Boxes (STB). In addition, there is significant scope for boosting revenue generation through a further 8 identified businesses (€1.0bn-€1.5bn, including the €0.5bn – €1.0 bn mentioned above in electronic content management and distribution).

The Group envisages its growth being delivered whilst maintaining stability in its Media & Entertainment business margins. Many of Thomson’s businesses will grow in the main organically and no transforming acquisitions are envisaged. The Group intends to remain cash generative with significant financial flexibility and accordingly there is no change to Thomson’s objective, given previously, to generate €1.2bn – €1.5bn of cumulative free cash flow over the 2004-2006 period.

Organization: stable, simple and flexible

The 2-Year Plan requires a management and organization entirely focused on implementation of the strategic roadmaps. Thomson is thus implementing a stable, simple and flexible organizational and management structure as of January 1st 2005, based on its core Media & Entertainment activities, with three Strategic Business Units (SBU):

1)	Services: end-to-end management of business-critical services (physical media, electronic media, network operations);

2)	Systems & Equipment: video-focused systems and equipment (broadcast & networks, access platforms & gateways, connectivity). This SBU plays a strategic role at both ends of distribution, interfacing at one end with content makers, and at the other end with retailers and end-customers.

3)	Technology: development and monetization of technology (research, licensing, silicon solutions, software and technology solutions).

A fourth SBU, Displays & Consumer Electronics Partnerships, will implement the Group’s Displays strategy to participate rapidly in the consolidation of the Displays (tubes) industry. It is also in charge of consumer electronics partnerships, in particular that with TCL (TCL-Thomson Electronics).

Thomson’s strong commitment to technology is demonstrated by the creation of a Scientific Council, chaired by Didier Lombard, a member of Thomson’s Board of Directors. The Council will report to the Chairman & CEO once a year and make recommendations on Thomson’s R&D in the light of external developments in media technologies. The Council’s mission, in addition to making recommendations, is to challenge and support in-house R&D teams on their processes, output, roadmap and qualifications.

FY 2004 Outlook

There is no change to Thomson’s trading outlook for the full year 2004 since the comments made with the Q3-04 announcement on October 21st. For the full-year 2004, the Group will report on March 3rd 2005 under the 2004 organizational structure as well as the adjusted organization effective as of January 1st 2005.

Frank Dangeard, Thomson Chairman & CEO, comments: “Our 2-Year Plan is driven by the way in which we see our core markets and client base evolving through 2010. Based on this long-term view, we have defined our 2006 strategic priorities and, in each case, we have clear roadmaps and targets. The Group has new momentum, reflected in a simple and flexible organization. By 2006 we will be fully focused on the Media & Entertainment industries, have a more diversified spread of activities and a broader client base, and will be uniquely positioned to benefit from the rapid pace of technology change in these industries.”

* * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems, and services to help its Media & Entertainment clients– content creators, content distributors and users of its technology - realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net <http://www.thomson.net>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1st, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer